October 15, 2010
VIA FAX (703) 813-6983 AND
EDGAR
Mr. John A. Spitz
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20459-7010

Re:	Doral Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Form 10-Q for Fiscal Quarter Ended March 31, 2010
Filed May 10, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2010
Filed August 9, 2010
Dear Mr. Spitz:
We hereby acknowledge the receipt of your letter dated September 28, 2010 (the “SEC Letter”). We hereby respond to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) in the SEC Letter. The responses follow the same order and reference number set forth in the SEC Letter. To assist in your review, we have set forth the text of the Staff’s comments in italics below.
This Letter contains strategically important product specific information and strategies of Doral Financial Corporation and its subsidiaries (collectively, the “Company”). Pursuant to the Freedom of Information Act, see 5 U.S.C. paragraph 552 (“FOIA”), and the regulations promulgated by the Securities and Exchange Commission (“SEC”) pursuant thereto, see 17 CFR Section 200.80 et seq., we hereby respectfully request that the redacted segments of this Letter be treated confidentially and not be made available for inspection or copying. This Letter includes nonpublic commercial information that is privileged or confidential within the meaning of Section 200.80(b)(4) of the SEC’s regulations, the disclosure of which would cause significant harm to the Company.
Segments of this Letter contain proprietary commercial information, not available to the public from any other source. The disclosure of this information to competitors of the Company would provide them with information about the important product specific information and strategies as compared to the products and strategies followed by competitors. Also, disclosure of this information would reveal product information, strategies, and competitive positions of the Company that would place the Company at a competitive disadvantage with respect to competitors who do not publically disclose such information. For these reasons, the Company believes that redacted segments of this Letter are privileged or confidential within the meaning of 17 CFR Section 200.80(b)(4).

October 15, 2010

Furthermore, it is respectfully requested that, pursuant to the applicable provisions of FOIA and the SEC’s regulations, any memoranda, notes written communications (including e-mails) or any other writing of any kind (including drafts of any kind of writings) made by an employee, agent or any person under the control of the SEC, or any other governmental agency, that incorporate or relate to the redacted information contained in this Letter and (i) provided in any form by the Company, its employees, counsels, agents, or representatives to the SEC, or any other governmental agency, or (ii) referred to in any meeting, telephone conversation, conference or interview between the Company’s employees, counsels, agents or representatives and any employee, agent or any person under the control of the SEC or any other governmental agency, be kept in confidence, not disclosed to any person and not be made part of any public record.
We also respectfully request that, if the SEC should make a preliminary determination denying the foregoing requests of confidentiality, the Company be given notice of such decision with sufficient time to allow the Company to submit additional support as to why the confidential treatment requested should be granted. In addition, if there is any request of disclosure of the information contained in the redacted segments of this Letter or of any other document where such information is referred to, we respectfully request that you notify the Company and the undersigned with copies of all written materials of such request prior to making any disclosure of such information. If the SEC decides to release or disclose any of the information for which confidential treatment is hereby requested, we respectfully request that the Company be given adequate advance notice of any intended disclosure or release in order to allow the Company to, if deemed necessary or appropriate, seek any available remedies.
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation
Credit Risk, page 108
1.	We note your disclosure on page 110 regarding your mortgage loans restructured under the Loan Restructuring Program (“the Program”). Please address the following:
•	We note your disclosure that for purposes of the allowance for loan and lease losses, you made the determination that these loans fit the definition of a Troubled Debt Restructuring (TDR). Tell us how you determined these loans to be TDRs pursuant to ASC 310-40 and are therefore included in your TDR disclosures throughout your filing; and

•	For the loans determined to be TDRs, tell us how and why you included these loans in the assessment of the allowance for loan losses under ASC 450-20 considering the guidance in paragraphs 35-34 to 35-36 of ASC 310-10. We note your disclosure that no allowance was required based upon your ASC 310-10-35 impairment analysis.

October 15, 2010

Response to Comment #1:
•	Puerto Rico has been in recession since 2006. During the recession the number of jobs in Puerto Rico has declined over 10%, the Puerto Rico gross domestic product has shrunk over 10%, and unemployment has increased by over 700 basis points to nearly 17%. Largely as a result of this recession, which is more than twice as long, and twice as severe, as the US mainland recession, Doral, and all banks on the island, have seen their delinquent loans as a percent of total loans escalate to unprecedented levels. Likewise real estate acquired through foreclosure has climbed dramatically, as have the costs to maintain the properties and the costs associated with property deterioration between time of acquisition and ultimate sale. Doral concluded in late 2007 that it is in the best interests of the borrower and the bank to make efforts keep the borrower in their home, paying what they could pay on their home, and maintaining the property. Therefore in late 2007 Doral initiated its first loss mitigation program. By mid-2010 other programs had been added to address specific borrower circumstances that drive a significant portion of the residential mortgage and other consumer loan delinquencies (together, consumer loans) so that currently Doral has a suite of loss mitigation programs collectively referred to as the “Payment Reduction Plan.”

Doral currently has three different programs, and two significant features that can be combined with the programs, under the Payment Reduction Plan umbrella. The programs are designed to provide temporary and, if necessary, longer term financial relief to the consumer loan customer. The three programs, and two significant features, included in the Payment Reduction Plan are as follows:

Payment Plan – this program is for borrowers who have experienced an income reducing event (e.g. job loss) but have economically recovered from the event. The Payment Plan provides for the borrower to resume their original monthly payments and repay past due interest and principal not paid at the time of the restructuring over the subsequent six months. No concession is made on loan principal or past due interest.

Classic Restructure – in this program the principal and interest amounts past due and not collected at the time of the restructure are added to a balloon payment due at loan maturity. In the Classic Restructure loss mitigation, while a portion of the loan principal and interest is moved to the end of the loan, there is no forgiveness of either principal or interest.

Term Extension – In this program the borrowers’ payments are reduced by the extension of the loan maturity by up to ten years. The Term Extension program lengthens the term of the loan, but does not forgive any principal or interest. As with the other programs, delinquent principal and interest

October 15, 2010

not collected at the time of the restructuring is included in a balloon payment due at the extended loan maturity.

Interest Only Period – the Term Extension program can be supplemented with the Interest Only Period feature. The Interest Only Period feature provides for borrowers to make interest only payments for a period of up to two years. Term Extension loans supplemented by this feature have payments further reduced by the amount of principal that would otherwise be due. Principal and interest due but uncollected at the time of the restructure, and principal not collected during the interest only period, is collected in a balloon payment due at loan maturity.

Temporary Interest Rate Reduction – this feature reduces the loan’s future interest rate and will be made to certain borrowers to reduce the borrower’s payment obligation for up to one year, at which time the rate will reset to the original contractual rate. The Temporary Interest Rate Reduction feature can only be used with the Term Extension program combined with the Interest Only Period feature. The rate reduction will reduce the borrower’s future payments due to Doral.

As of December 31, 2009 only the Classic Restructure and Payment Plan products without additional features were available to Doral customers, except for a special program offered from the second quarter of 2009 into the second quarter of 2010 which combined the Term Extension of up to 10 years with a permanent future reduction in interest rates.

These programs and features defer cash flows to the bank and in many instances provide for the reduction of future interest. No programs adopted by Doral provide for the forgiveness of contractually due principal or interest. Doral wants to make these programs available only to those borrowers who have defaulted, or are likely to default, permanently on their loan and would lose their homes in foreclosure action absent some lender concession. At the same time, it is in Doral’s interest to move those borrowers and properties to foreclosure if the Company is not reasonably assured that the borrower will be able to repay the contractual principal or interest (which is not forgiven in part or whole in any current or contemplated program). Doral identifies potential borrowers qualifying for the loss mitigation programs as those who are 60 or more days delinquent principal and/or interest. These candidates are invited to meet with Doral’s loss mitigation counselors to be screened. In the screening the borrowers are assessed as to their change in circumstances since the loan was originally underwritten (borrower unemployed, new position with less compensation, medical illness, or change in family circumstances, etc.) and their payment capacity. If the borrower passes the screening, additional information is collected regarding the borrower circumstances, resources, and prospects, and a determination is made as to which

October 15, 2010

program best meets the objectives of both the borrower and Doral. Finally, Doral will complete its underwriting processes and make a determination as to whether Doral is reasonably assured of collecting all the contractual principal and interest and the borrower qualifies for the selected program or whether the bank should move the property to foreclosure. At that time, and only if the borrower is approved for a program, the borrower begins a three month trial period to demonstrate they have the ability and the intent to service the new loan payment. If the borrower meets the performance requirements the legal documents documenting the loss mitigation action are signed and the borrower begins a three month probationary period.

ASC 310-40 describes a troubled debt restructuring to be a restructuring of debt in which the lender (Doral), for economic or legal reasons related to the borrowers financial difficulties, grants a concession to the borrower it would not otherwise consider. Based on its review of the all the products and features described in the preceding paragraphs, Doral has concluded that each product alone or in tandem with the Temporary Interest Rate Reduction program provides for Doral to make concessions to the borrower that it otherwise would not make or consider. As such, Doral has concluded that the loans originated pursuant to its loss mitigation programs were troubled debt restructurings.

•	For residential mortgage loans determined to be TDRs the Company determined that the loans were impaired pursuant to ASC 310-40-35 (SFAS No. 15). On a monthly basis, the Company pools TDRs with similar characteristics and performs an impairment analysis of discounted cash flows. If a pool yields a present value below the recorded investment in the pool of loans, an impairment is recognized by a charge to the provision for loan and lease losses and a credit to the allowance for loan and lease losses. Conversely, loss mitigated loans without a concession in the interest rate are included in the regular pool of residential mortgage loans and the allowance for loan and lease losses is determined in accordance with ASC 450-20-25 (SFAS No. 5).

The specific pool of loans referenced in the financial statements and in the SEC’s comment are those under the Classic Restructure program. In a Classic Restructure past due principal and interest amounts are added to the end of the term of the loan and no other concession is granted. The loans under this program generally are evaluated under the ASC 450-20-25 (SFAS No. 5) model as absent other considerations the pool would not be impaired (all contractual cash flows would be received at the loan’s original interest rate). Other restructuring programs which grant different concessions resulting in a reduction of cash flows to Doral would result with the pool being evaluated for impairment under the provision of ASC 310-10-35 (SFAS No. 114).

October 15, 2010

Table CC – Allocation of Allowance for Loan and Lease Losses, page 117
2.	We note from your disclosure on page 118 that you use the roll-rates of relatively recent months in the calculation of your general allowance for residential mortgage loans. Please tell us if this is a refinement to your reserve methodology from prior year and if so include in future filings the following:
•	The financial statement impact of the change on your allowance and provision for loan losses in addition to the period the change occurred; and

•	Compare and contrast the new evaluation period to your previous roll-rate period.
Response to Comment #2:

The determination to use roll-rates of relatively recent months in the calculation of the general allowance for residential mortgage loans is not a refinement to the reserve methodology from prior years. The methodology has historically provided management with the flexibility to use its reasonable judgment in deciding whether a longer term average of roll rate experience, or a shorter term view, better estimates Doral’s inherent credit losses. As described in the response to Question 1, Doral’s Puerto Rico operating environment has been in recession for four years. Over that period the roll rates experienced have been increasing. Consistent with the roll rates deteriorating trend, management defaulted to use of a shorter view of roll rate averages in Q4 of 2008 as the shorter roll rate view is more sensitive, and in the deteriorating circumstances of the past few years, a better predictor of the portfolio behavior. The decision has resulted in higher provisions and allowance than would have been reported had a longer term roll rates been used. Management expects it will continue to use the shorter roll rate view for the foreseeable future.

3.	We note from your disclosure on page 118 that you recovered some of your provision for loan and lease losses during 2009 due to refinement in your estimates of incurred losses in the commercial real estate (CRE) portfolio. We also note from Table BB on page 116 that you had a net recovery of $560 thousand during 2009. Please tell us the gross amount of recovery related to this refinement and provide a detailed understanding of the changes you made in your estimates that resulted in a recovery.

October 15, 2010

Response to Comment #3:

A component of Doral’s commercial and construction allowance for loan and lease loss methodologies is the identification of loans that may be impaired, and the measurement of that impairment. As disclosed in Doral’s 2008 Form 10K, only loans with principal balances outstanding of $2 million or greater were specifically reviewed and measured for impairment. Due to the increasing significance of the loans with characteristics indicating they may be impaired because of increasing delinquencies, in the third quarter of 2009, Doral reduced the scope for which it would evaluate and measure impairment on individual commercial and construction loans from $2.0 million to $1.0 million. This change was disclosed in Doral’s Form 10-Q for the third quarter of 2009. This refinement of the allowance for loan and lease loss reserve calculation resulted in a release of reserves totaling $2.9 million, $1.4 million related to the commercial real estate portfolio and $1.5 million related to the construction loan portfolio. The $560 thousand net recovery of the allowance for loan and lease losses related to the commercial loan portfolio is a product of this change in methodology combined with lesser growth in commercial real estate nonperforming assets in 2009 relative to immediately prior years (so the 2009 provision was smaller) and the unchanged application of the other components of the reserve estimation model.
Exhibit 31 – Management’s Certification
4.	We note that the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” required by the Exchange Act Rule 13a-14(a) was modified in paragraph 4(d). In addition, we note similar modifications in Exhibits 31.1 and 31.2 to the Forms 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010 such as your reference to “fiscal quarter covered by this report”. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Response to Comment #4:

The Company will change its certifications included as Exhibits 31.1 and 31.2 in future filings of Forms 10-Q and 10-K to the exact form set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations. In particular, paragraph 4(d) of Exhibits 31.1 and 31.2 will read as follows in the Company’s future filings of Forms 10-Q and 10-K:

Paragraph 4(d)

“Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is

October 15, 2010

reasonably likely to materially affect, the registrant’s internal control over financial reporting;”
Form 10-Q for the Quarter Ended June 30, 2010
Item 1. Financial Statements
Notes to Unaudited Consolidated Financial Statements
Note 30. Fair Value of Assets and Liabilities, page 41
5.	We note your disclosure beginning on page 43 that you rely on appraisals for valuation of your collateral-dependent impaired loans and other real estate owned. In addition, we note your disclosure on page 74 of the 2009 Form 10-K that for 20 non-performing residential development properties you internally estimated the fair value of the collateral to determine the loss reserves for these loans because all of the properties did not have a current appraisal. Please tell us and revise your future filings to disclose the following:
•	How often you obtain updated third-party appraisals for your collateral dependent loans, both performing and non-performing (non-accrual and/or impaired) and other real estate owned. If this policy varies by loan type please disclose that as well.

•	Describe any adjustments you make to the fair value calculated including those made as a result of outdated appraisals.

•	Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

•	Describe the assumptions and inputs used in your internally developed methodologies for the non-performing residential development properties and how this method differs from obtaining an updated appraisal. Fully explain why you believe using an internally developed estimate is more representative of the current market value.
Response to Comment #5:

The Company will revise its future filings to disclose the appropriate elements of the following:
•	The Company obtains updated third-party appraisals for loans and real estate owned as detailed below:
o	Residential mortgage loans – An appraisal of value is obtained at the time a residential mortgage is originated. As long as the loan continues to perform according to its contractual terms it is not considered collateral dependent (collateral dependent residential loans are those past due loans whose borrowers financial condition has deteriorated to the point that Doral considers only the collateral in reaching its allowance for loan loss

October 15, 2010

estimate). Residential mortgage loans are considered collateral dependent when they are 180 days past due. An updated estimate of the property’s value is obtained when the loan is 180 days past due, and a second assessment of value is obtained when the loan is 360 days past due. Doral targets foreclosing on the residential collateral when the loan is 16 to 24 months delinquent. Puerto Rico has a significantly longer foreclosure cycle than the US mainland due to the use of the Spanish Civil Code and other administrative nuances. An estimate of value can be in the form of either: an internal or third party assessment, broker price opinion (“BPO”) or appraisal.

o	Construction, commercial real estate, land and commercial and industrial loans (together “commercial loans”) – An appraisal of the property value is obtained at origination on all properties that are collateralized by real or chattel property. A loan will be determined to be collateral dependent at such time as the borrower is delinquent and repayment of the loan is expected to be provided solely by the underlying collateral. An appraisal of the property is ordered at such time the loan is determined to be collateral dependent, and updated reappraisals are obtained at least every two years for collateral dependent loans (updated appraisals are not required for performing loans ).

o	OREO – a new appraisal is obtained at the time an asset is acquired through foreclosure. Periodic reappraisals or other independent update of property value are obtained at least every two years the property is recorded in OREO.
•	As new appraisals are obtained only when a loan that has been performing becomes delinquent and is determined to be collateral dependent, and as it takes a period of time for commercial loan appraisals to be completed once they are ordered, Doral must at times estimate its allowance for loan and lease losses for an impaired loan using a dated, or stale, appraisal. As Puerto Rico has experienced some decrease in property values during its extended recession (though not as extensive a decrease as certain areas on the US mainland), the reported values of the stale appraisals must be adjusted to recognize the “fade” in market value. Doral has developed separate indices for small commercial loans and large commercial loans that are used to measure the market value fade in appraisals completed in one year to the current year (residential construction loans present unique challenges which result in a different approach discussed below). The indices provide a measure of how much the property value has changed from each year to the current year. The amount of change as measured by the indices is then applied to appraisals based upon the year of the old appraisal until a new appraisal is obtained. For example, an appraisal estimating the value completed in 2006 for commercial real estate may be adjusted downward by 30% to estimate the current value of the property in 2010. The index is constructed from tracking

October 15, 2010

actual appraisal experience for similar properties in similar geographies originated and appraised in the same year as the subject property but for which we have already received an updated appraisal in the current year (or immediately prior year if a current year comparable is not available). In addition, in estimating the allowance for loan and lease losses for collateral dependent loans the fair value is adjusted for the estimated costs to sell the property, which is then compared to the recorded investment of the loan. For OREO, Doral uses the most recent fair value measurement available and adjusts the estimated value for using of a stale appraisal (if appropriate), as described earlier in this paragraph, and estimated disposition costs. The adjustment for estimated disposition costs is based on the Company’s historical experience for similar properties. When an updated appraisal is received for these properties, and cleared through the appraisal review process, the new appraised value is immediately reflected in Doral’s loss estimates.

•	In estimating its allowance for loan and lease losses on collateral dependent loans using outdated appraisals, Doral uses the original appraisal as adjusted for the estimated fade in property value less sell costs to estimate the current fair value of the collateral. That current adjusted estimated fair value is then compared to the reported investment, and if the adjusted fair value is less than reported investment, that amount is included in the allowance for loan and lease loss estimate.

•	Residential development construction loans that are collateral dependent present unique challenges to estimating the fair value of the underlying collateral. Residential development construction loans are partially completed with additional construction costs to be incurred, have units being sold and released from the construction loan, and may have additional land collateralizing the loan on which the developer hopes or expects to build additional units. Therefore, the value of the collateral is regularly changing and any appraisal has a limited useful life. Further complicating the circumstances, due to the prolonged and deep recession in Puerto Rico many residential development loans are delinquent, and the demand for appraisals is unprecedented, resulting in long delays in obtaining new or updated appraisals. The appraisal backlog is true for all types of loans, but is particularly true for residential development construction projects. While Doral would prefer using current appraisals, when a current appraisal on residential construction is not available, Doral uses an internally developed estimate of value that considers Doral’s exit strategy of foreclosing and completing the construction started and selling the individual units constructed for residential buildings (all Doral’s construction loans are residential construction), and separately uses the most recent appraised value for any remnant land adjusted for the fade in value since the appraisal date as described above. The current market value estimate of the projects is patterned after the market value approach used in most appraisals, as described below. To illustrate

October 15, 2010

how this market valuation estimate works, if a construction project has remnant land that the Company intends to sell in a single sale, and other improved properties that the Company intends to sell as individual units, it will use the fair value of the remnant land of the most recent appraisal adjusted for value fade to the current date, and the internal estimated value of the improved properties to estimate the total market value of the property.

To provide color on the market value estimate, Doral has determined that it will optimize its return on the nonperforming and collateral dependent construction projects by foreclosing on certain of the properties, finishing the construction, and selling the individual finished lots or units to individuals in the Puerto Rico retail residential home market. More than half of Doral’s construction loans have residential home price points under $250 thousand, and virtually all are priced under $500 thousand, which are still active markets in Puerto Rico which have seen less severe price fade to date. The company will not foreclose and sell construction development projects in one lump sale. Remnant land will be retained and sold to new developers when the Puerto Rico economy turns around and new construction projects are initiated. In estimating the fair value of the residential construction developments that Doral believes are collateral dependent, Doral estimates the costs to complete the project, the current sales price of the completed units in the development based upon current sales of the project (or local comparables if sales have not started yet), the period of time over which the completed units will be sold, the construction costs be incurred to complete the units (as Doral discontinued new construction lending in 2007, most projects are 85% or more complete), the required amount of capital a lender would require a developer to hold against the project and the market return the developer would require on their investment, and the market cost of a developer borrowing the amount a bank would lend against the property in the current market. Using the cost and sales estimates (amount and timing), and developing a market based discount rate (considering market required capital and loan levels, and market required returns on capital and borrowing), and considering the remnant land, Doral develops a market based estimate of the current value of the property. This estimated market value of the property is then used in estimating the allowance for loan and lease losses and charge-offs in lieu of an appraisal as discussed above, until such time as the ordered appraisal is completed and available.

October 15, 2010

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation
Credit Risk, page 100
6.	We note from your disclosure on page 100 that not all of your loan modifications meet the definition of TDR under ASC 310-40. In addition, we note TDRs totaled $681.78 million and $594.17 million at June 30, 2010 and December 31, 2009. For all loan modifications please tell us as of June 30, 2010 and revise your future filings to disclose the following:
•	The factors you review to identify these loans for modification;

•	The key features of the modification programs, including a description of significant terms modified and the typical length of each modified term;

•	Quantification of the amounts of loans modified (by loan type, workout strategy, and TDR versus non-TDR) in each period presented;

•	How the loans are initially classified (performing versus non-performing) and whether they continue to accrue interest;

•	Policy regarding how many payments the borrower needs to make on the restructured loan before returning the loan to accrual status;

•	The success rates of these modification programs; and

•	Quantify the metrics used to evaluate success under the modification programs. For example, disclose the average re-default rates and balance reduction trends for each major program and discuss how you consider these success metrics in your determination of the allowance for loan losses.
Response to Comment #6:
•	Doral’s consumer loan loss mitigation program (including consumer loan products and residential mortgage loans), the Payment Reduction Plan, described at length in the response to question 1 of this Letter, grants a concession for economic or legal reasons related to the borrowers’ financial difficulties Doral would not otherwise consider. Regarding the commercial loan loss mitigation programs (including commercial real estate, commercial, land and construction loan portfolios), determination is made on a loan by loan basis at the time of restructuring as to whether a concession was made for economic or legal reasons related to the borrower’s financial difficulty that Doral would not otherwise consider. Concessions made for commercial loans could include reductions in interest rates, extensions of maturity, waiving of borrower covenants, or other contract changes that would be considered a concession. Doral mitigates loan defaults for its commercial loan portfolios loans through its Loan Workout function. The function’s objective is to minimize losses upon default of larger credit relationships. The group uses relationship officers, collection specialists,

October 15, 2010

attorneys and third party service providers to supplement its internal resources. In the case of residential construction projects, the workout function monitors project specifics, such as project management and marketing.

The statement made on page 100 of the second quarter Form 10Q that not all loan modifications met the definition of a TDR under ASC 310-40 referred to an initiative adopted during the second quarter of 2009 in which Doral offered incentives, such as interest rate buy downs and appliance and finishing upgrades, to stimulate unit sales of certain residential construction projects. The notation was included in the disclosure to identify the possibility that a loan under this loss mitigation program may not be a troubled debt restructuring (for example, if the unit being sold was related to a current construction loan). The initiative has been terminated and all modifications under the initiative were determined to be troubled debt restructurings due to the developer-seller of the units sold pursuant to program experiencing financial difficulties. We will clarify or remove this disclosure in future filings as appropriate.

•	The key features for the consumer loan loss mitigation program, including the significant terms each program modifies and the length of each modified term, are described in the answer to question 1 of this Letter. Troubled debt restructurings on commercial real estate, commercial, and construction loans are tailored to the specific facts and circumstances of the borrower’s circumstances.

•	Table W on page 102 of the June 30, 2010 Form 10-Q provides the balance of loans modified by workout strategy (Consumer and Commercial) and by loan type as of June 30, 2010 and December 31, 2009. As previously noted, all loan modifications made by Doral have been classified as troubled debt restructurings. Table W also presents the balance of loan modifications that were delinquent as of the end of June 30, 2010 and December 31, 2009. That table is reproduced below:

October 15, 2010

	June 30, 2010		December 31, 2009
		90 days and		90 days and
		over		over
(in thousands)	TDRs	delinquency	TDRs	delinquency
Consumer
Residential mortgage	$509,678	$126,369	$428,746	$89,551
FHA/Va guaranteed residential mortgage	2,404	873	556	220
Personal	1,574	181	1,301	—

Total consumer	513,656	127,423	430,603	89,771

Commercial
Commercial real estate	57,481	25,106	51,194	15,078
Commercial and industrial	5,471	—	2,482	—
Construction	76,875	66,022	108,776	97,737
Land secured	28,294	1,311	1,119	579

Total commercial	168,121	92,439	163,571	113,394

Total TDRs	$681,777	$219,862	$594,174	$203,165

•	Doral places a loan on non-accrual status when the loan reaches 90 days past due with very few exceptions and are referred to as non-performing loans. As described in our response to comment 1, the programs are used for both non-performing and performing loans. However, Doral applies the same requirements for loans that were non-performing or performing in applying its loss mitigation programs. When a non-performing loan is returned to accrual status subsequent to a loss mitigation event will depend upon the facts and circumstances of the agreement and the borrower’s immediate performance subsequent to the agreement.

For consumer loans (primarily residential real estate), all of Doral’s loss mitigation tools require that the borrower demonstrate the intent and ability to pay principal and interest on the loan, Doral’s loan underwriters must be reasonably assured of the borrower’s future repayment and performance from their review of the borrower’s circumstances, and Doral must receive at least three consecutive monthly payments prior to qualifying the borrower for a loss mitigation product. The three payments can be made at one time at the time the customer is qualified for the product or over the three months prior to qualifying for the loss mitigation product. When all the conditions are met, the customer is approved for a loss mitigation product and placed on a three month probation period. At that time the loan is returned to accrual status, and Doral monthly reviews the loan to ensure that payments are made during the three month probationary period. If a payment is not made during this probationary period the loan is immediately returned to nonaccrual status. Also, if a payment is missed during the probationary period, the loan reverts to its original terms, and collections/foreclosure procedures begin from the point at which they stood prior to the restructure. For loss mitigated

October 15, 2010

consumer loans completing their probationary period in the three months ended June 30, 2010, 88.2% successfully completed their probationary period. For loss mitigated consumer loans completing their probationary period in the six months ended June 30, 2010, 87.3% successfully completed their probationary period.

For commercial loan loss mitigation (which includes commercial real estate, commercial, land, and construction loans), as previously described, the loans are underwritten by the Loan Workout function, the intent and ability of the borrower to service the debt under the revised terms scrutinized, and if approved for the troubled debt restructuring, the customer is placed on a six month probationary period during which the customer is required to make six consecutive payments before the loan is returned to accrual status. Upon receiving six consecutive months of payments, the commercial loan is returned to accrual status.

•	Doral considers its loss mitigation programs to be successful on several fronts. The programs have helped borrowers stay in their homes and keep their businesses, supported communities by stabilizing the population and reducing vacancies, and reduced the borrower’s economic and emotional distress. The programs have also increased Doral’s cash flow and interest income, and reduced Doral’s expenses to foreclose and maintain OREO properties. From inception of Doral’s loss mitigation programs beginning in late 2007 and considering all loans loss mitigated through March 30, 2010 (consumer and commercial), as of June 30, 2010 approximately 70% of loans restructured (through March 30, 2010) were performing (only a 30% redefault rate). Further information regarding the performance of loans considered troubled debt restructurings, specifically troubled debt restructurings and delinquencies by product as of June 30, 2010 and December 31, 2009, are presented in Table W of Doral’s second quarter 2010 Form 10-Q and earlier in this response to question 6.
For purposes of the allowance for loan and lease losses, loss mitigated consumer loans are continued to be considered as delinquent loans according to the original loan terms until such time as the loss mitigation probationary period is completed. Subsequent to completing the probationary period the loans are included in the roll-rate models for consumer loans and their impact is directly reflected in loss rates each period just as any other consumer loans. As Doral has completed a substantial number of loss mitigations since late 2007, the roll rates used by Doral in estimating its consumer allowance for loan and lease losses reflects the likelihood of loss mitigated loans subsequently defaulting and migrating through the different stages of delinquency to foreclosure.

October 15, 2010

7.	In addition, for TDRs that are still accruing interest please revise future filings to discuss your nonaccrual policies for TDRs, including clarifying if you have different policies for different loan types (Commercial Real Estate versus Commercial loans) and addressing the following:
•	All the factors that you consider at the time a loan is restructured to determine whether the loan should accrue interest;

•	How you determine that the loan has been restructured so as to be reasonably assured of repayment and of performance; and

•	Whether you have charged-off any portion of the loan. If you have, explain how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured.
Response to Comment #7:

The Company will revise future filings to discuss nonaccrual policies for TDRs as follows:

•	The factors considered at the time a loan is restructured, in order to determine whether a loan should accrue interest, are addressed in Doral’s response to question 6 above and will be incorporated into future filings.

•	A loan restructure is only made available to borrowers that Doral is reasonably assured will repay according to the revised contractual terms as a result of the due diligence completed by the company. In addition, for consumer loans, each borrower is required to demonstrate their ability to meet their payment obligations for three months before the Doral will contractually modify the loan. As described further in the discussion response to question 6, if a customer does not meet the Company’s established underwriting standards for any of the Company’s restructuring arrangements, then the restructuring is not executed and the loan goes to foreclosure. “Reasonably reassured of repayment” is a judgment made by the loss mitigation underwriter based on many factors considered in the underwriting and approval process including the income level of the applicant, the debt service required, other financial support available to the borrower, and the borrower’s recent financial performance.

•	As of June 30, 2010, Doral has not charged off any portion of a restructured consumer loan, except for consumer loans written down to the net realizable value of the collateral pursuant to regulatory requirements. Also, as of June 30, 2010, Doral has not charged off any portion of a restructured collateral dependent commercial loans, except for collateral dependent commercial loans written down to the estimated net realizable value of the collateral pursuant to generally accepted accounting principles and regulatory requirements. For all restructured loans, including all loans partially written down as described in the preceding sentences, the Company evaluates the borrower’s ability to repay all contractually past due principal and interest, and the underwriter must be reasonably assured of repayment of all amounts

October 15, 2010

due before qualifying the borrower for loss mitigation. As a result, Doral’s program requires the underwriter to consider the full contractual amounts due, including portions that may have been charged off. Also, Doral’s loss mitigation tools do not provide for forgiveness of any contractually due principal or interest. Future interest amounts may be contractually reduced, and future principal payment amounts may be temporarily deferred, but no principal or uncollected interest is forgiven (uncollected interest added to the end of the loan term at the time of restructuring is not recognized as income until collected when the loan is paid off).
Table Z Composition of Mortgage Non-Performing Assets, page 105
8.	We note your tabular disclosure on page 105 that includes the loan-to-value (LTV) ratios for non-performing mortgage loans based on the original property values. Given your disclosure on page 100 that in Puerto Rico there continues to be declines in real estate values, it would be beneficial to investors if your tabular disclosure included average LTV ratios using current property values rather than original average LTV ratios. Please revise your future filings to include this information as we note you disclose that actual LTV ratios are considered when establishing the levels of general reserves for the residential mortgage portfolio.

Response to Comment #8:

In our disclosure on page 105 we define the calculation of actual LTV ratios as based on current unpaid balances and original property values. We also state that we use actual LTV ratios when establishing the levels of general reserves for the residential mortgage portfolio, but we failed to define the actual LTV calculation. For purposes of establishing the levels of general reserves the actual LTV calculation considers the current unpaid balances and original property values or latest available assessments of value. Assessments of value in the residential mortgage portfolio can either be in the form of an internal or third party assessment, BPO or appraisal. In future filings we will properly define the calculations used when referring to the LTV ratios, and will include LTV ratios based on current unpaid balances and most recent available assessments of value.
Allowance for Loan and Lease Losses (“ALLL”), page 108
9.	We note your disclosure on page 108 that the inherent credit losses in your residential mortgage loans are included in the general allowance. In addition, we note that your general allowance declined from $92.55 million to $82.05 million from December 31, 2009 to June 30, 2010 while the delinquencies in your residential mortgage loans increased during the first half of 2010. Please tell us and revise future filings to comprehensively bridge the gap between the significant increases in the delinquencies in your residential mortgage loans with the corresponding changes in your general allowance.

October 15, 2010

Response to Comment #9:
The Company will revise future filings to comprehensively bridge the gap between increases in delinquencies in residential mortgage loans with the corresponding changes in the general allowance.
Non-performing non-federally insured residential mortgage loans were $404.0 million as of June 30, 2010 compared to $399.3 million as of December 31, 2009, an increase of $4.7 million, or 1.2%. The allowance for loan and lease losses (“ALLL”) for the residential mortgage loan portfolio was $58.0 million as of June 30, 2010, an increase of $6.2 million, or 11.9% compared to an ALLL of $51.8 million as of December 31, 2009. The allowance for impaired loans of $52.9 million as of June 30, 2010 included a reserve of $9.1 million for impaired residential mortgage loans, primarily TDRs for which the related reserves moved from the general reserve to the specific reserve classification. The general reserve decreased from $92.5 to $82.1 during the same period, reflecting the previously noted reclassification of $9.1 million from general to specific reserves on mortgage loans as a result of TDRs.
--------
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions on the response above or require any additional information, please do not hesitate to contact the undersigned at (787) 474-6296.
Sincerely,

Robert E. Wahlman
Executive Vice President and
Chief Financial Officer